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Exhibit 99.1

FOR IMMEDIATE RELEASE                                                           Thursday, September 30, 2004

Celestica Completes Divestiture of Power Systems Business

TORONTO, Ontario — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced it has completed the divestiture of its Power Systems business to C&D Technologies, a leading global provider of solutions for power conversion and storage of electrical power. The all-cash transaction was valued at US$52.8 million.

About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at www.celestica.com.

The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the computer and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage expansion, consolidation and the integration of acquired businesses. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In the Company's best judgement, the events noted in this press release on a stand-alone basis are not expected to be material to Celestica's overall financial results.

For further information, contact:

Laurie Flanagan
Celestica Global Communications
Phone: 416-448-2200
Email: media@celestica.com

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  Exhibit 99.1
Celestica Completes Divestiture of Power Systems Business